UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15048569

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 67715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POWDER POINT FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 RIDGE ROAD
(No. and Street)

MARSHFIELD (City) MA (State) 02050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARJORIE KELLY 781-264-6045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/19

OATH OR AFFIRMATION

I, MARJORIE KELLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POWDER POINT FINANCIAL, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marjorie Kelly
Signature

PRESIDENT
Title

Lori A Manning
Notary Public

LORI A. MANNING
Notary Public
Commonwealth of Massachusetts
My Commission Expires December 18, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POWDER POINT FINANCIAL, LLC

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Member of
POWDER POINT FINANCIAL, LLC
Marshfield, MA 02050

Report on the Financial Statements

We have audited the accompanying financial statements of POWDER POINT FINANCIAL, LLC (a Massachusetts limited liability company), which comprise the statement of financial condition as of DECEMBER 31, 2014, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. POWDER POINT FINANCIAL, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Firm is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of POWDER POINT FINANCIAL, LLC as of december31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of POWDER POINT FINANCIAL, LLC's financial statements. The supplemental information is the responsibility of POWDER POINT FINANCIAL LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

POWDER POINT FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014 and 2013

	2014	2013
ASSETS		
Cash	$ 11,907	$ 14,867
Accounts receivable	72,550	63,967
Other assets	45	1,217
TOTAL ASSETS	$ 84,502	$ 80,051

LIABILITIES AND MEMBER'S EQUITY

	2014	2013
LIABILITIES		
Accounts payable	$ 5,000	$ 7,084
TOTAL LIABILITIES	5,000	7,084
MEMBER'S EQUITY	$ 79,502	$ 72,967
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 84,502	$ 80,051

POWDER POINT FINANCIAL, LLC
STATEMENT OF OPERATRIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUES		
Fees	$ 20,000	$ 120,000
TOTAL REVENUES	20,000	120,000
EXPENSES		
Professional fees	5,000	4,000
Office expenses	3,945	3,558
State fees	575	520
Regulatory fees	5,369	3,516
Bond insurance	576	729
Assessments	-	-
TOTAL EXPENSES	15,465	12,323
NET INCOME	4,535	107,677
MEMBER'S EQUITY, BEGINNING OF YEAR	72,967	45,290
Equity Contributions from Member	2,000	-
Equity Distribution to Member	-	(80,000)
MEMBER'S EQUITY, END OF YEAR	$ 79,502	$ 72,967

POWDER POINT FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 4,535	$ 107,677
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in:		
Accounts receivable	(8,583)	(63,967)
Other assets	1,172	(1,217)
Accounts payable	(2,084)	3,334
Net cash provided by operating activities	(4,960)	45,827
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from member	2,000	-
Distributions to member	-	(80,000)
Net cash used in financing activities	2,000	(80,000)
Net (decrease) increase in cash and cash equivilants	(2,960)	(34,173)
Cash - beginning of year	14,867	49,040
Cash - end of year	$ 11,907	$ 14,867

 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—POWDER POINT FINANCIAL, LLC (the Firm) was formed in February of 2007 as a limited liability company under the laws of the State of Massachusetts. As such, the owner (the Member) is not liable for the debts of the Firm. The Firm is a registered broker-dealer located in Marshfield, Massachusetts.

b. Description of Business—As a securities broker and dealer, the Firm is engaged in various brokerage activities, servicing a diverse group of institutional investors. The Firm is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Firm is subject to federal and state securities laws, as well as FINRA regulations. The Firm is subject to the net capital requirement under Rule 15c3-1 of the Securities and Exchange Act of 1934 (the Act). The Firm does not hold funds or securities for, or owe funds or securities to customers, and as such, is exempt from the reserve requirement provisions of the Act under the exemption provisions found within Rule 15c3-3 Section (k)(2)(i).

c. Financial Instruments—The Firm's financial instruments consist of cash and accounts receivable. The Firm's estimates of fair value for financial instruments approximate their carrying amounts.

d. Basis of Presentation—The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards of Codification (ASC).

e. Cash—In general, the Federal Depository Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. The FDIC also provides separate unlimited coverage for deposit accounts that meet the definition of non-interest bearing accounts. It is the Firm's policy to monitor the financial strength of the banks that hold its deposits on an ongoing basis.

f. Income Taxes— FASB ASC 740, *"Income Taxes"*, establishes a threshold for financial statement recognition for the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FASB ASC 740 is to be applied to all open tax years as of the date of effectiveness. The Firm's prior three tax years are open and subject to examination by the Internal Revenue Service.
The Firm has elected to be treated as an LLC under the Internal Revenue Code, having the Firm's income treated for federal income tax purposes substantially the same as if the Firm were a partnership. The Member's respective equitable shares in the net income of the Firm are reportable on the individual's tax return. Accordingly, the financial statements reflect no provisions or liability for federal income taxes.

g. Use of Estimates—The preparation of financial statements is conformity with GAAP requires management to make estimates and assumptions that effect the reported amount of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

NOTE 2: NET CAPITAL

The Firm, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Act (SEC Rule I 5c3- I). The Firm must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed I5 to I. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Firm's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds I 0 to 1.

As of December 31, 2014 and 2013, the Firm had qualified net capital of $6,907 and $7,783, respectively, with a minimum net capital requirement of $5,000 for both years.

During 2014 the Member made capital contributions of $2,000 and during 2013, the Member made capital withdrawals in the amount of $80,000, from the equity of the Firm. The Firm had adequately satisfied the minimum net capital requirement of $5,000 and a ratio of aggregate indebtedness to net capital of 72.39 % for the year ended December 31, 2014.

NOTE 3: CONCENTRATIONS

The Firm's revenues are derived from retainer fees and finders fees for identifying and introducing qualified investors to various investment advisors, limited partnerships and other similar entities. During the years ended December 31, 2014, all of the Firm's fees were earned from one customer. As of December 31, 2014, the entire accounts receivable balance was due from one customer.

NOTE 4: SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of this report, the date through which the financial statements were available for issuance. Management believes there are no subsequent events having a material impact on the financial statements.

NOTE 5: PRIOR YEAR FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2014, were audited by another independent auditing firm. Their report dated February 21, 2014 stated an unqualified audit opinion.

POWDER POINT FINANCIAL, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition		**79,502**
less nonallowable assets from Statement of Financial Condition		(72,595)
Total ownership equity qualified for Net Capital		6,907
Haircuts on securities		-
Net Capital before haircuts on securities positions	$	6,907
Aggregate indebtedness		5,000
Net Capital required based on aggregate indebtwdness (6-2/3%)		334

COMPUTATION OF BASIS NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital	$	1,907

COMPUTATION OF AGGREGATE INDEBTEDNESS

(a) - 10% of total aggregate indebtedness	500
(b) - 120% of minimum net capital requirements	6,000
Net Capital less the greater of (a) or (b)	907
Percentage of Aggregate Indebtedness to Net Capital	72.39%

At December 31, 2014, there were not material differences between audited net capital, above, and net capital as reported in the Firm's Part II (unaudited) FOCUS report.
As a result, no reconciliation has been presented.

The Firm claims exemption under section (k) (1), Limited Business (mutual funds and/or variable annuities only0> As a result, schedule II, III and IV, rquired under rule 15c3-3 of the Securities and Exchange Commission, have not been presented.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN • CPA • CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Member of
POWDER POINT FINANCIAL, LLC
Marshfield, MA

We have audited the financial statements of POWDER POINT FINANCIAL, LLC as of and for the year ended December 31, 2014, and our report thereon dated February 25, 2015, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Member of
POWDER POINT FINANCIAL, LLC
Marshfield, MA

In planning and performing our audit of the financial statements of POWDER POINT FINANCIAL, LLC as of and for the year ended December 31 ,2014, in accordance with auditing standards generally accepted in the United States of America, we considered POWDER POINT FINANCIAL, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of POWDER POINT FINANCIAL, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of POWDER POINT FINANCIAL, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by POWDER POINT FINANCIAL, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because POWDER POINT FINANCIAL, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of POWDER POINT FINANCIAL, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that POWDER POINT FINANCIAL, LLC's practices and procedures, as described in the second paragraph of this report, were adequate as of the date of this report, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Member of
POWDER POINT FINANCIAL, LLC
Marshfield, MA

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2014 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Member of
POWDER POINT FINANCIAL, LLC
Marshfield, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by POWDER POINT FINANCIAL, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating POWDER POINT FINANCIAL, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). POWDER POINT FINANCIAL, LLC's management is responsible for POWDER POINT FINANCIAL, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014 less revenues reported on the FOCUS reports for the period from January 1, 2014 to March 31, 2014, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2014 to December 31, 2014 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE MEMBERS OF
POWER POINT FINANCIAL, LLC
MARSHFIELD, MA 02050

We have examined CLIENT NAME's statements, included in the accompanying Exemption Report, that (1) POWER POINT FINANCIAL, LLC's internal control over compliance was effective during the most recent fiscal year ended DECEMBER 31, 2014; (2) POWER POINT FINANCIAL, LLC's internal control over compliance was effective as of DECEMBER 31, 2014; 3) POWER POINT FINANCIAL, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of January 20, 2014; and (4) the information used to state that POWER POINT FINANCIAL, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from POWER POINT FINANCIAL, LLC's books and records. POWER POINT FINANCIAL, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing POWER POINT FINANCIAL, LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of POWER POINT FINANCIAL, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on POWER POINT FINANCIAL, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether POWER POINT FINANCIAL, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended DECEMBER 31, 2014; POWER POINT FINANCIAL, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2014 was as derived from POWER POINT FINANCIAL, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating POWER POINT FINANCIAL, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from POWER POINT FINANCIAL, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, POWER POINT FINANCIAL, LLC's statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 25, 2015